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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY
          Kinross Gold Corporation ("Kinross" or the "Company"),
          52nd Floor, 40 King St. West,
          Toronto, ON  M5H 3Y2

ITEM 2.   DATE OF MATERIAL CHANGE
          March 16, 2005.

ITEM 3.   NEWS RELEASE
          News release was issued by Kinross in Toronto on March 16, 2005 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Kinross announced that it will not be able to meet the deadline of March 31, 2005 for the filing of its 2004 audited financial statements and related management discussion and analysis of financial condition. In addition, the Company will request from the Canadian securities regulators, that a management cease trade order related to the Company's securities be imposed against some or all persons who have been directors, officers or insiders of the Company, which cease trade order would generally not affect the ability of persons who have not been directors, officers or insiders of the Company to trade in the Company's securities.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Kinross announced that it will not be able to meet the deadline of March 31, 2005 for the filing of its 2004 audited financial statements and related management discussion and analysis of financial condition ("MD&A").

          As previously announced, Kinross is reviewing its purchase price allocation and the goodwill recorded as part of the 2003 business combination with TVX Gold Inc. and Echo Bay Mines Ltd. In this connection, Kinross retained Standard & Poor's Corporate Value Consulting, as independent valuator, to provide the requisite valuations. Standard & Poor's has advised Kinross that it expects to complete its work shortly and to provide a final report in early April.

          Upon receipt of the valuator's final report, management and the Company's advisors will conduct a review of the contents of the report and determine its impact on the Company's financial statements. This will also require the concurrence of the Company's auditors on the allocation of the purchase price, the allocation of goodwill, impairment testing methodology and the subsequent results of the goodwill impairment tests. Once the Company is in a position to reflect the appropriate treatment of the goodwill in its financial statements, the Company may have to restate its 2003 audited financial statements and subsequent interim financial statements, and it will release its 2004 audited financial statements and related MD&A. Kinross is committed to

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          publishing its financial statements and related MD&A as soon as possible.

          Pending the filing of its financial statements and MD&A, the Company intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301. The Company will request from the Canadian securities regulators, that a management cease trade order related to the Company's securities be imposed against some or all persons who have been directors, officers or insiders of the Company, which cease trade order would generally not affect the ability of persons who have not been directors, officers or insiders of the Company to trade in the Company's securities.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
          N/A

ITEM 7.   OMITTED INFORMATION
          N/A

ITEM 8.   EXECUTIVE OFFICER
          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT
          March 21, 2005.

                                           KINROSS GOLD CORPORATION

                                           PER: /s/ Shelley Riley
                                                -----------------------
                                                Shelley Riley
                                                Corporate Secretary



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